SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For April 28, 2008
Commission File Number 1-14642
ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7): ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

SIGNATURE

This Report contains a copy of the following:
(1)	The Press Release issued on April 28, 2008.

CORPORATE COMMUNICATIONS

PRESS RELEASE	Amsterdam, 28 April 2008
Progress on share repurchase programme ING
ING announced today that, in line with the launch of its EUR 5.0 billion share buy back programme on 4 June 2007, the company has repurchased 5,075,000 (depositary receipts for) shares during the week of 21 April until 28 April.
The (depositary receipts for) shares were repurchased at an average price of EUR 24.46 for a total amount of EUR 124,120,890.00. For detailed information on the daily repurchased shares, see the ING website at www.ing.com/investorrelations.
The total number of (depositary receipts for) shares repurchased under this programme to date is 171,157,193 ordinary shares for a total consideration of EUR 4,604,671,940.08. To date approximately 92.1% of the repurchase programme has been completed.
The repurchase programme is expected to run until June 2008.
Press enquiries
Carolien van der Giessen
ING Group
+31 20 5416522
Carolien.van.der.Giessen@ing.com
Profile ING
ING is a global financial institution of Dutch origin offering banking, investments, life insurance and retirement services to over 75 million private, corporate and institutional clients in more than 50 countries. With a diverse workforce of about 120,000 people, ING comprises a broad spectrum of prominent companies that increasingly serve their clients under the ING brand.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
By:	/s/ H. van Barneveld
H. van Barneveld General Manager Group Finance & Control

By:	/s/ W.A. Brouwer
W.A. Brouwer Assistant General Counsel

Dated: April 28, 2008